Exhibit 12.1

Intel Corporation
Statement Setting Forth the Computation
of Ratios of Earnings to Fixed Charges

(in millions)

Six Months Ended

June 30,	July 1,
2001	2000

Income before taxes	$1,252	$7,943

Add fixed charges net of capitalized interest	57	44

Income before taxes and fixed charges (net of capitalized interest)	$1,309	$7,987

Fixed charges:

Interest	$25	$21

Capitalized interest	3	4

Estimated interest component of rental expense	32	23

Total	$60	$48

Ration of Earnings before taxes and fixed charges, to fixed charges	22	166